UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
CORPORATE TAXPAYERS’ ID (CNPJ) 02.429.144/0001 -93
CORPORATE REGISTRY ID (NIRE) 353.001.861 -33

EXTRACT FROM THE MINUTES OF THE 111ST BOARD OF DIRECTORS’ MEETING HELD ON DECEMBER 19, 2007

1. DATE, TIME AND PLACE: On December 19, 2007, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company), located at Rua Gomes de Carvalho, 1510, 14º andar, City of São Paulo, State of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: Most of the Board of Directors’ members and Executive Officers of the Company. ABSENCE JUSTIFIED: Milton Luciano dos Santos.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes and Secretary – Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its contents, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissidences which will be filed at the Company’s headquarters, and its publication was approved in the extract format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman informed the attending members that the votes of Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 05, 2003.

After the examination of the matters in the Agenda, the members dealt with the following matters and, by unanimous vote and without any restrictions, the following resolutions were taken:

(i)
Presentation of the Work Plans of Committees and Assistance Commissions of the Board of Directors in December 2007. The Coordinator of the Personnel Management Committee reported to the Board of Directors that the calculations for conversions of Virtual Value Units (VVUs) to the eligible officers were submitted to the Committee’s approval, according to the powers granted by the Board of Directors by means of Administrative Rule “Long-Term Incentive Plan for Officers approved on May 31, 2006 (item 13 – Plan Management) ;

(ii)	Presentation of the Chief Executive Officer’s report on the main facts related to the Company’s businesses and sector indicators;

(iii)	Approval of the minutes of the 109th and 110th Board of Directors’ Meetings held on November 28 and December 7, 2007, respectively;

(iv)	Approval of the Annual Schedule of Corporate Events for 2008, pursuant to item “aa” of Article 18 of the Company’s Bylaws;

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CPFL ENERGIA S.A.
Publicly-Held Company
CORPORATE TAXPAYERS’ ID (CNPJ) 02.429.144/0001 -93
CORPORATE REGISTRY ID (NIRE) 353.001.861 -33

(v)
Approval of the contracting of Banco Bradesco S.A. (“Bradesco”) as depositary institution of the Company’s book-entry shares, pursuant to Paragraph 8 of Article 5 of the Company’s Bylaws, and recommendation of the favorable vote for approval of the contracting of Bradesco by subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and CPFL Geração de Energia S.A. (“CPFL Geração”);

(vi)
Approval of the Board of Executive Officers’ advice on the tendering of Surety, by the Company, as guarantee for payment of loan to be taken out with the National Bank of Economic and Social Development (“BNDES”) and Consortium of Banks (“Structuring and Onlending Agents”), in the total amount of six hundred and fifty-seven million and seven thousand reais (R$657,007,000.00), under the following types: FINEM (“Project Financing”), FINAME (“Equipment Financing”) and/or Automatic BNDES, the funds of which are intended for financing works for expansion, modernization and maintenance of energy distribution systems and asset base recovery of the Subsidiaries, and recommendation of favorable vote for the approval thereof by CPFL Paulista, CPFL Piratininga, Rio Grande Energia S.A. (“RGE”), CPFL Jaguariúna S.A. (“CPFL Jaguariúna”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”);

(vii)
Approval, pursuant to Item “q” of Article 18 of the Company’s Bylaws, of the Annual Audit Plan for fiscal year 2008 and the respective Budget thereof that were previously reviewed by the Management Process Committee;

(viii)
Review, pursuant to Item “a” of Article 18 and item “VI” of Article 23 of the Company’s Bylaws, of the Board of Executive Officers’ proposal for the 2008 Budget, approval of the Budget Committee’s recommendation, pursuant to Subclause 5.7 of the Shareholders’ Agreement of the Company, and recommendation of the vote to Subsidiaries; and

(ix)	Recommendation to the Management bodies of Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) of favorable vote for the Ratification of Creation of Reserves for the Distribution of Dividends.

6. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

I certify this is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.